UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number 000-12713

NEC Corporation

(Translation of registrant’s name into English)

7-1, Shiba 5-chome

Minato-ku, Tokyo 108-8001

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	October 7, 2020

NEC Corporation

By:	/s/ Tetsuo Mukunoki
Name:	Tetsuo Mukunoki
Title:	General Manager, Legal Division

Amendment Report for Extraordinary Report

October 7, 2020

NEC Corporation

1.	Reason for filing Amendment Report for Extraordinary Report

On June 23, 2020, NEC Corporation filed an extraordinary report concerning the results of the exercise of voting rights at the 182nd Ordinary General Meeting of Shareholders held on June 22, 2020 pursuant to the provisions of Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Affairs of Japan. However, in order to make partial amendments as a result of the recount of untallied valid votes at Sumitomo Mitsui Trust Bank, Limited, the shareholder registry administrator who entrusted the tallying operations of voting rights for NEC Corporation, this amendment report for such extraordinary report is filed pursuant to the provisions of Article 24-5, Paragraph 5 of the Financial Instruments and Exchange Act of Japan.

2.	Amended matters

2. Description of report

(3)	Number of voting rights for approval, disapproval and abstentions in the matters to be resolved, and the approval requirements and voting results thereof

3.	Amendments

Amendments have been underlined.

Before amendment

(3)	Number of voting rights for approval, disapproval and abstentions in the matters to be resolved, and the approval requirements and voting results thereof

Results of the Exercise of Voting Rights

Proposal	Number of affirmative votes	Number of negative votes	Number of abstentions	Ratio of affirmative votes (%)	Results
Proposal No. 1:
Nobuhiro Endo	1,812,684	98,963	46,854	92.518%	Approved
Takashi Niino	1,843,001	68,948	46,550	94.065%	Approved
Takayuki Morita	1,804,600	149,614	4,288	92.105%	Approved
Norihiko Ishiguro	1,813,872	140,344	4,288	92.579%	Approved
Hajime Matsukura	1,822,128	132,088	4,288	93.000%	Approved
Motoo Nishihara	1,822,290	131,926	4,288	93.008%	Approved
Kaoru Seto	1,922,985	34,339	1,180	98.148%	Approved
Noriko Iki	1,945,064	12,260	1,180	99.274%	Approved
Masatoshi Ito	1,826,744	130,579	1,180	93.236%	Approved
Kuniharu Nakamura	1,789,178	167,841	1,484	91.318%	Approved
Jun Ohta	1,162,285	794,734	1,484	59.322%	Approved
Proposal No. 2:
Masami Nitta	1,960,451	2,347	1,180	99.781%	Approved

(Notes)

1.	Requirement for approval of Proposals No.1 and No.2 is as follows:

A majority of affirmative votes of shareholders present at the Meeting, at which shareholders having not less than one-third of the total number of voting rights of shareholders entitled to exercise their voting rights are present.

2.	Ratio of affirmative votes for each proposal was calculated as follows:

Proportion of (I) the aggregate number of (i) affirmative voting rights exercised up to the business day before the Meeting and (ii) voting rights of the shareholders who were present at the Meeting and whose voting results were confirmed affirmative, to (II) the number of voting rights of shareholders who were present at the Meeting (those exercised up to the business day before the Meeting and those of the shareholders who were present at the Meeting).

After amendment

(3)	Number of voting rights for approval, disapproval and abstentions in the matters to be resolved, and the approval requirements and voting results thereof

Results of the Exercise of Voting Rights

Proposal	Number of affirmative votes	Number of negative votes	Number of abstentions	Ratio of affirmative votes (%)	Results
Proposal No. 1:
Nobuhiro Endo	1,814,471	98,996	46,854	92.523%	Approved
Takashi Niino	1,844,788	68,981	46,550	94.069%	Approved
Takayuki Morita	1,806,387	149,647	4,288	92.111%	Approved
Norihiko Ishiguro	1,815,658	140,378	4,288	92.584%	Approved
Hajime Matsukura	1,823,915	132,121	4,288	93.005%	Approved
Motoo Nishihara	1,824,077	131,959	4,288	93.013%	Approved
Kaoru Seto	1,924,771	34,373	1,180	98.148%	Approved
Noriko Iki	1,946,843	12,301	1,180	99.273%	Approved
Masatoshi Ito	1,828,530	130,613	1,180	93.240%	Approved
Kuniharu Nakamura	1,790,964	167,875	1,484	91.325%	Approved
Jun Ohta	1,164,081	794,758	1,484	59.358%	Approved
Proposal No. 2:
Masami Nitta	1,962,261	2,363	1,180	99.780%	Approved

(Notes)

1.	Requirement for approval of Proposals No.1 and No.2 is as follows:

A majority of affirmative votes of shareholders present at the Meeting, at which shareholders having not less than one-third of the total number of voting rights of shareholders entitled to exercise their voting rights are present.

2.	Ratio of affirmative votes for each proposal was calculated as follows:

Proportion of (I) the aggregate number of (i) affirmative voting rights exercised up to the business day before the Meeting and (ii) voting rights of the shareholders who were present at the Meeting and whose voting results were confirmed affirmative, to (II) the number of voting rights of shareholders who were present at the Meeting (those exercised up to the business day before the Meeting and those of the shareholders who were present at the Meeting).